DRAFT OFFERING STATEMENT FOR

CLARIFY AI, INC.

(“ClarifyAI,” “we,” “our,” or the “Company”)

Regulation Crowdfunding / Form C Draft

Pre-seed common stock offering at $0.30 per share

Prepared: July 1, 2026

Key Open Items Before Filing

Open item	Required action
SEC-registered intermediary	Andes Capital Group, LLC. $3,000 expenses plus 3% commission. CRD 139212 SEC 8-67202
Target amount/deadline	Insert target offering amount, offering deadline, oversubscription policy, minimum investment, maximum investment, early-close policy, rolling-close mechanics, and escrow provider. Minimum Investment $500. Target $300,000 Escrow Facilitator – North Capital 623 Fort Union Blvd. – Suite 101, Salt Lake City, Utah 84047
Financial statements	Insert CPA-reviewed financial statements and CPA review report for the required periods. Also insert selected financial data for total assets, cash, receivables, short-term debt, long-term debt, revenue/sales, COGS, taxes paid, and net income.
Officer/director roster	Confirm current directors, officers, promoters, titles, dates of service, responsibilities, and prior three-year business experience.
Cap table reconciliation	The cap table file title says “as of Mar 31 2026” but the sheet includes an entry dated May 20, 2026. Confirm the actual capitalization date, shareholder legal names, fractional shares, option pool, warrants, convertible instruments, and whether the “Jon Dester (IRA)” spelling is correct.
Offering-term cleanup	Investor materials include a $500K+ 6% return feature and valuation language. This draft excludes that feature because the requested offering is straight common stock. Remove or reconcile inconsistent investor-facing materials before filing.
Bad actor certification	Collect and confirm Rule 503 disqualification questionnaires for the issuer, covered persons, promoters, 20% beneficial owners, solicitors, and relevant control persons.
Testing-the-waters materials	Identify any written communications, decks, video scripts, webpages, ads, or social posts used under Rule 241 or Rule 206 and determine which materials must be filed or incorporated.
Related-party transactions	Confirm founder/advisor issuances, consulting arrangements, reimbursement obligations, advances, loans, related-party services, and any transaction requiring disclosure under Form C Question 26.

Drafting Sources Used

Category	Source
Template	Avadain.docx - used for general Q&A structure and disclosure order.
Business description / market / team	ClarifyAI June Non-Confid.pdf and ClarifyAI Investor Overview.pdf.
Capitalization	Cap Table as of Mar 31 2026.xlsx.
Corporate formation	COI-Clarify AI, Inc-10-18-24.pdf and BYLAWS Clarify Executed.pdf.
Security terms	Clarify Stock Purchase Agreement_Q2_2026_$0.30 Round.docx.
Investment processing / transfer agent setup	CloudRaise Setup Package.pdf and user instruction naming Colonial Stock Transfer, Salt Lake City, Utah.
Regulatory form structure	SEC Form C / Regulation Crowdfunding Q&A format.

Form C Cover Page Data - Draft

Item	Draft response
Form type	Form C: Offering Statement.
Issuer name	Clarify AI, Inc.
Legal status of issuer	Corporation; Delaware.
Date of organization	October 17, 2024 .
Physical address of issuer	2121 Avenue of the Stars, 26th Floor Los Angeles, CA 90067 .
Website of issuer	ClarifyMyBill.com.
Co-issuer	No.
Name of intermediary	Andes Capital Group, LLC
Intermediary CIK / SEC file / CRD	CRD 139212 SEC 8-67202
Intermediary compensation	$3,000 expenses plus 3% of each raise on closing
Transfer agent / investment processing	Colonial Stock Transfer / CloudRaise portal
Security offered	Common Stock, par value $0.0001 per share.
Price	$0.30 per share.
Target number of securities	Target Offering Amount / $0.30 = 833,333 rounded down to the nearest whole share. .
Target offering amount	$250,000
Maximum offering amount	$1,200,000
Maximum number of securities	4,000,000 shares of Common Stock
Oversubscriptions accepted	Yes
Oversubscription allocation	In company's discretion
Deadline to reach target amount	12/31/26
Current employees	0
Jurisdictions	All

Important Legends and Disclaimers

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Forward-looking statements. This draft includes forward-looking statements concerning market opportunity, product development, customer adoption, future revenue, exit opportunities, and other future events. These statements are based on assumptions that may prove incorrect. Actual results may differ materially. The Company should not include forward-looking statements unless it has a reasonable basis and can support the assumptions used.

The Company

1. What is the name of the issuer?

Clarify AI, Inc.
2121 Avenue of the Stars, 26th Floor

Los Angeles, CA 90067

Website: ClarifyMyBill.com

Eligibility

2. The following are true for Clarify AI, Inc.:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement, or for such shorter period that the issuer was required to file such reports.
- Not a development stage company that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? No

[INSERT: No, if applicable. If yes, explain.]

Directors, Officers and Promoters of the Company

The Company must confirm which of the following individuals are directors, officers, promoters, advisors, employees, consultants, or non-covered persons for Form C purposes. The draft below is populated from the investor materials and cap table and should be corrected by counsel before filing.

Name	Current role	Business experience / responsibilities - draft
Jodd Readick	Founder, CEO	Mr. Readick is serial technology entrepreneur, advisor and investor with more than 40 years of experience. He has pioneered innovations in artificial intelligence, communications, and connected systems. April, 2025-Present – Founder & CEO, Clarify AI, Inc. September 2024-Present - Venture Partner — Treasure Coast Ventures December 2017-present - Member, Screening Committee — Mid Atlantic Bio Angels
Jonathan Destler	Co-Founder	Mr. Destler has a 30-year career at the intersection of science, finance, technology innovation, corporate development, and capital formation; of Opti-Harvest; June 2016-present – Founder & CEO Opti-Harvest, Inc. March 2025- Present – Managing Member, Enso Ventures LLC
Chester Griffiths, MD	Co-Founder and Chief Medical Officer	Dr. Griffiths as a board-certified Otolaryngologist and Facial Plastic & Reconstructive Surgeon with more than 37 years of clinical experience; co-founder of Pacific Neuroscience Institute; Chief of Otolaryngology at Providence Saint John's Health Center; Professor of Surgery at the John Wayne Cancer Institute; and

Name	Current role	Business experience / responsibilities - draft
		Associate Clinical Professor at UCLA David Geffen School of Medicine.

Principal Security Holders

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

The table below is calculated from the uploaded cap table and assumes all outstanding shares are Common Stock with one vote per share and no exercisable options, warrants, or convertible securities. Counsel must confirm beneficial ownership aggregation, IRA voting control, legal names, and the filing-date capitalization. Total shares used for this draft: 21,298,500.333.

Name of holder	No. and class of securities now held	% voting power prior to offering	
Jodd Readick	11,200,000 shares Common Stock	52.6%	
Jon Dester	6,445,000 shares Common Stock	30.3% (1)	

(1) Represents 445,000 shares owned directly by Mr. Dester and 6,000,000 shares owned by The Entrust Group, Inc. FBO Joanathan Alexander Destler Roth IRA

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

ClarifyAI is a B2B healthtech platform being developed to help self-insured employers identify, prevent, dispute, and resolve medical billing errors before employers and employees pay amounts that they do not actually owe. The Company's current target market is self-insured small and medium-sized businesses, initially employers with approximately 200 to 5,000 employees. The Company's business model is expected to be a recurring SaaS model, currently described in investor materials as $6 per employee per month, or $72 per employee per year, subject to validation and customer contracting.

The Company's planned platform is being designed to analyze medical claims, explanations of benefits, plan design documents, provider data, hospital chargemasters, hospital price transparency and payer Transparency in Coverage machine-readable files, industry standard code sets (such as CPT, ICD, and HCPCS code libraries, which the Company intends to license as applicable), payer requirements, and other healthcare billing data using artificial intelligence, large language models, machine learning, and deterministic rules-based logic. These code sets are the standardized numbering systems that appear on medical bills: CPT identifies the procedures and services performed, ICD identifies the diagnoses and conditions treated, and HCPCS identifies supplies, drugs, and equipment. The intended workflow is "Detect, Notify, Resolve": the platform would scan claims and bills for potential errors, such as: duplicates, miscoded procedures, missing authorizations, improper allowed amounts, balance-billing issues, deductible and copay errors, out-of-network misclassification, and other discrepancies. It would generate plain-English notifications and reports to employers, employees, HR/benefits teams, providers, payers, or other designated parties; and would use software workflows and agentic AI tools to support documentation, communications, dispute tracking, and resolution.

The Company believes that self-insured employers are highly exposed to billing errors because they pay claims directly and often lack tools to systematically detect overcharges before payment. Investor materials estimate a large market opportunity among approximately 330,000 U.S. self-insured employers covering approximately 80 million employees, with an initial

serviceable market focused on approximately 34,000 self-insured employers with 200 to 5,000 employees. These estimates are forward-looking and require third-party validation, customer discovery, and attorney review before being used in offering materials.

The Company's anticipated business plan for the pre-seed period includes: defining and building the MVP; hiring a CEO, CTO, development team, and contractors; securing and licensing data sources; validating product architecture; obtaining letters of intent from early adopters; establishing channel-partner relationships; developing privacy, security, and compliance processes; and preparing the business for a larger seed financing and commercial launch. The Company's investor materials describe a four-year target of scaling through channel partners toward $52 million in annual recurring revenue, but this is an internal projection and not a guarantee. The Company has not yet proven that it can build the product, acquire customers, achieve stated pricing, obtain required data rights, complete integrations, or realize projected revenue.

The Company currently has no employees and uses or expects to use employees, contractors, advisors, and outside service providers.

Risk Factors

Material factors that make an investment in Clarify AI, Inc. speculative or risky include the following. These risk factors should be reviewed, expanded, and customized by SEC counsel. The Company should avoid boilerplate and ensure each risk factor is materially accurate and complete.

1. **Early-stage company with limited operating history and no assured revenue.** The Company was recently formed and is in the pre-seed stage. It may have limited or no revenue, limited operating history, and limited financial information. Investors have little historical data from which to evaluate the Company's prospects, and the Company may never become profitable.

2. **The product may not be built successfully or on schedule.** The business depends on developing an AI-enabled and deterministic rules-based platform capable of accurately analyzing complex healthcare billing, claims, EOB, plan-design, coding, payer, provider, and dispute-resolution data. Development may take longer and cost more than expected, and the final product may not perform as intended.

3. **The Company depends on access to complex and sensitive data.** The platform depends on claims, EOBs, provider data, chargemasters, code libraries, plan documents, payer rules, and other data. The Company may not obtain data at acceptable cost, with sufficient quality, or on commercially reasonable terms. Restrictions on data use may limit the product's functionality or scalability.

4. **Healthcare data privacy and security obligations are significant.** The Company may handle protected health information, personal information, benefits data, or other sensitive information. Failure to comply with HIPAA, state privacy laws, contractual security requirements, or other privacy/security standards could result in liability, loss of customers, regulatory scrutiny, and reputational harm.

5. **Cybersecurity incidents could materially harm the business.** A data breach, ransomware event, unauthorized access, vendor breach, or failure of security controls could expose sensitive healthcare and employee data, disrupt operations, trigger notice obligations, and create substantial legal and financial exposure.

6. **Billing error detection may be inaccurate or disputed.** The Company's software may produce false positives, false negatives, incomplete analyses, or recommendations that providers, payers, TPAs, employers, or employees dispute. Incorrect or incomplete outputs could reduce customer trust, create liability, or require costly human review.

7. **Regulatory and healthcare-industry rules may limit or change the business model.** Healthcare billing, insurance administration, patient advocacy, claims processing, benefit-plan administration, consumer protection, and data use are regulated areas. New or existing rules may affect the Company's operations, marketing, pricing, dispute-resolution workflows, or ability to communicate with insurers, providers, employers, or employees.

8. **Third-party integrations are uncertain.** The Company expects to integrate or exchange data with TPAs, carriers, employers, providers, clearinghouses, EHR systems, and other vendors. These third parties may not cooperate, may charge significant fees, may delay implementation, or may restrict access.

9. **The market and ROI claims are not proven.** Investor materials include estimates such as 25% billing error rates, $740 annual overcharge per employee, 10x ROI, and large TAM/SAM/SOM figures. Actual error rates, recoveries, customer savings, implementation costs, customer willingness to pay, and ROI may be materially lower.

10. **Customer adoption and sales cycles may be difficult.** Self-insured employers, benefit brokers, TPAs, and channel partners may have long sales cycles, complex procurement processes, data-security reviews, and vendor-risk requirements. The Company may fail to obtain letters of intent, pilots, channel partnerships, or paying customers on the expected timeline.

11. **Incumbents and larger competitors may enter the market.** TPAs, insurers, revenue-cycle-management companies, benefit consultants, claims auditors, patient advocates, EHR companies, large technology companies, and emerging AI startups may develop competing solutions. Some competitors have greater capital, data access, healthcare relationships, technical teams, and distribution.

12. **The Company's asserted data moat may not materialize.** The Company's defensibility depends on data access, training data quality, algorithms, workflow data, customer adoption, and feedback loops. Competitors may replicate features, acquire similar datasets, or use established relationships to overcome the Company's intended advantage.

13. **The Company will require additional capital and investors will be diluted.** Even if this offering is successful, the Company expects to need additional capital to build technology, secure data, obtain certifications, hire personnel, sell to customers, and scale operations. Future financings may dilute investors, may be on terms superior to this offering, or may not be available at all.

14. **Future financing may include preferred stock or other senior securities.** The Company is authorized to issue preferred stock. Future preferred stock, convertible securities, debt, warrants, options, or SAFEs may have rights, preferences, liquidation preferences, anti-dilution protection, or control rights senior to Common Stock investors.

15. **Founder and principal shareholder control may limit investor influence.** Based on the draft cap table, one or more founders or principal holders control a majority of the Company's outstanding voting power. Purchasers in this offering will be minority holders and will have limited ability to influence management, governance, financings, related-party transactions, or exit decisions.

16. **Key-person and hiring risk is material.** The Company depends on founders, advisors, technical leadership, clinical expertise, and planned executive hires. Loss of key personnel or failure to hire a CTO, engineering team, data-science team, compliance personnel, or sales leadership could materially delay or impair the business.

17. **Use of proceeds is subject to management discretion.** The stated use of proceeds is an estimate. Actual allocations may change based on business conditions, costs, hiring, data availability, compliance requirements, product development results, and financing needs.

18. **Offering materials may require revision.** Investor materials currently include references to optional investor-income terms and valuation figures that may not match the straight common stock offering described here or the capitalization implied by the cap table. Any inconsistency in offering materials could create investor confusion or regulatory risk if not corrected.

19. **Common Stock will be illiquid and subject to transfer restrictions.** There is no public market for the Company's Common Stock. Reg CF securities are generally subject to a one-year transfer restriction, and the Company's stock purchase agreement and governing documents may impose additional transfer, right-of-first-refusal, lock-up, or legend requirements.

20. **Investors could lose their entire investment.** The Company is speculative, early-stage, undercapitalized, and dependent on successful product development, data access, customer adoption, future financing, and regulatory compliance. There is no assurance of dividends, liquidity, sale, IPO, or any return of capital.

The Offering

9. What is the purpose of this offering?

10. How does the issuer intend to use the proceeds of this offering?

The purpose of this offering is to raise capital to fund the Company's product development, data-source acquisition/licensing, technical architecture validation, early customer and channel-partner development, sales and marketing, recruiting, legal/compliance work, office infrastructure, and general corporate purposes. The Company expects to use the proceeds to advance ClarifyAI from concept and early validation toward an MVP and early commercial readiness. The requested offering is straight Common Stock at $0.30 per share.

The maximum offering amount is $1,200,000. The minimum investment amount in this offering is $2,500. The company will not accept any proceeds from this offering unless and until 100,000 shares of stock are sold.

11(a). Did the issuer make use of any written communication or broadcast script for testing the waters either under Rule 241 within 30 days of the initial filing or under Rule 206?

The Company has prepared investor presentation materials, including a corporate presentation and investor overview. The Company must confirm whether any such materials were used for testing the waters or other solicitation activity, whether they were shown on or linked from the offering page, and whether they must be filed as exhibits or otherwise disclosed.

11(b). How will the issuer complete the transaction and deliver securities to the investors?

Subscriptions are expected to be processed through the Andes Capital Group, LLC portal, including electronic subscription documents and investment-processing workflows. Funds are expected to be processed through North Capital as escrow facilitator and released only in accordance with Regulation Crowdfunding, the funding portal's procedures, and the offering documents. Securities will be issued as shares of Common Stock and recorded in book-entry form through the Company's transfer agent, Colonial Stock Transfer [confirm], or otherwise delivered in the manner described in the final subscription documents. Counsel must confirm the SEC-registered intermediary and whether Colonial/CloudRaise is serving only as transfer agent / subscription-processing platform or in another role.

12. How can an investor cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the offering materials. The intermediary will notify investors when the target offering amount has been met. If the Company reaches the target offering amount before the deadline, the Company may close early if permitted by the intermediary and if investors receive notice of the new offering deadline at least five business days before the new deadline, absent a material change requiring extension of the offering and reconfirmation. If an investor does not cancel before the 48-hour period prior to the offering deadline, funds may be released to the Company at closing and the investor will receive securities. If an investor does not reconfirm after a material change to the offering, the investor's commitment will be cancelled and committed funds will be returned.

Can the Company perform multiple closings or rolling closings for the offering?

The Company may conduct rolling closings only if permitted by Regulation Crowdfunding, the intermediary's procedures, escrow arrangements, and the final offering documents.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

The Company is offering shares of its Common Stock, par value $0.0001 per share, at a purchase price of $0.30 per share. The maximum offering amount is assumed to be $1.200,000, representing 4,000,000 shares at $0.30 per share, subject to rounding and final portal mechanics. The shares will be issued pursuant to Regulation Crowdfunding, the Company's Certificate of Incorporation, Bylaws, final subscription agreement, stock purchase agreement or investor agreement, transfer-agent procedures, and applicable law. The securities are not preferred stock, SAFEs, convertible notes, revenue-sharing securities, or debt securities in this draft.

14. Do the securities offered have voting rights?

Yes. Each share of Common Stock is expected to have one vote per share, subject to the Certificate of Incorporation, Bylaws, and applicable law.

15. Are there any limitations on any voting or other rights identified above?

Yes. Investors will be minority holders. Their voting rights will be limited by the number of shares purchased, the concentration of voting control among founders/principal holders, Delaware law, the Company's governing documents, and any investor/subscription agreement terms. Shares will also be subject to transfer restrictions, legends, and any right-of-first-refusal or lock-up provisions included in the final documents.

16. How may the terms of the securities being offered be modified?

The terms of the Common Stock may be modified only in accordance with the Company's Certificate of Incorporation, Bylaws, Delaware law, applicable securities laws, and any investor/subscription agreement. Certain corporate actions may require approval of the board of directors and/or shareholders. Counsel should insert a precise description of applicable approval thresholds and any class votes, if any.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser during the one-year period beginning when the securities were issued, unless the securities are transferred to the issuer, to an accredited investor, as part of an offering registered with the SEC, or to a family member or equivalent, a trust controlled by the purchaser or created for a family member, or in connection with death, divorce, or a similar circumstance. Additional contractual transfer restrictions, stop-transfer instructions, right-of-first-refusal rights, lock-up provisions, and legends may apply under the Company's stock purchase or subscription documents.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding?

Class of security	Amount authorized	Amount outstanding	Voting rights	Other rights
Common Stock	45,000,000 authorized [from COI - confirm]	21,298,500.333 outstanding per uploaded cap table [reconcile]	Yes - one vote per share	Subject to Delaware law, COI, Bylaws, transfer restrictions, ROFR/lock-up if applicable, and final investor agreement.
Preferred Stock	5,000,000 authorized [from COI - confirm]	0 outstanding [confirm]	No current voting rights because none outstanding	Board may be authorized to issue preferred stock in series with rights/preferences set by board and/or stockholder approvals; confirm exact COI provisions.
Options / warrants / convertible securities	None	None	[None	None

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security?

The Company is authorized to issue preferred stock and additional Common Stock. Future issuances of preferred stock, options, warrants, convertible notes, SAFEs, or other securities may dilute purchasers in this offering and may have rights senior to or otherwise different from the Common Stock. The Company may also adopt or expand an equity incentive plan, issue securities in future financings, issue securities to service providers, or issue securities in acquisitions or strategic transactions.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

[INSERT: No, if the offered securities are the same class of Common Stock as currently outstanding Common Stock, except for Reg CF transfer restrictions and any investor-agreement restrictions. If any founder shares, advisor shares, or other Common Stock have different contractual rights, disclose them.]

20. How could the exercise of rights held by the principal owners identified in Question 6 above affect the purchasers of securities being offered?

Principal holders will be able to exercise significant influence, and possibly control, over matters submitted to shareholders, including election of directors, amendments to governing documents, future financings, sale transactions, issuance of additional securities, related-party transactions, and other corporate matters. Purchasers in this offering should expect to have limited ability to influence corporate governance or strategic decisions.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The $0.30 per share price was determined by the Company based on management's judgment, current development stage, market opportunity, prior and current financing discussions, cap table, and investor materials. Based on the uploaded cap table total of 21,298,500.333 shares outstanding, $0.30 per share implies a pre-money equity value of approximately $6.39 million before this offering. Investor materials also reference valuation language that must be reconciled before filing. Future valuations may be determined by the board of directors, third-party valuation providers, lead investors in future financings, negotiated financing terms, revenue traction, market conditions, strategic transactions, or other methods. There is no assurance that any future valuation will equal or exceed this offering price.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Purchasers will be minority common stockholders. They will not control the Company, will have limited information rights beyond required Reg CF reporting, may be diluted by future issuances, may be subordinated to future preferred or debt securities, and may have no practical ability to force dividends, liquidity, repurchases, sale transactions, or governance changes. Management and principal holders may make decisions that minority investors disagree with or that reduce the value of their shares.

23. What are the risks to purchasers associated with corporate actions including additional issuances, issuer repurchases, sale of the issuer or assets, and transactions with related parties?

Additional securities issuances may dilute investors. Issuer repurchases, if any, may use cash needed for operations. A sale of the Company or its assets may produce no return or a return below the purchase price. Related-party transactions may create conflicts of interest and may not be negotiated on arm's-length terms. Future financings may include liquidation preferences, anti-dilution rights, board rights, veto rights, or other provisions that materially affect Common Stock holders.

24. Describe the material terms of any indebtedness of the issuer.

The Company has limited indebtedness, principally comprised of $9,194 of shareholder advances which are due on demand and non-interest bearing**.**

25. What other exempt offerings has the issuer conducted within the past three years?

The following table is a draft summary based on the uploaded cap table and should be reconciled against board approvals, stock ledgers, signed purchase agreements, Form D filings, Rule 701 records, and counsel's exemption analysis. Dates are converted from Excel date serials in the spreadsheet. Exemptions are placeholders unless confirmed by counsel.

Date/period	Exemption relied upon	Securities offered	Amount sold	Cash proceeds / consideration	Use of proceeds / notes
2024-12-23 to 2025-01-23	Founder/common stock issuances; exemption Section 4(a)(2) for founder issuances	Common Stock	19,627,500 shares	$1,962.75 paid at $0.0001/share	Founder equity issuance and initial capitalization.
2025-02-28 to 2025-06-24	Private offering / exemption	Common Stock	550,000 shares	$5,500	$0.01/share issuances to Allison Wertz Sing, Chester Griffiths, Michelle Sotnikow IRA, Steve Scott, Harry Benisatto IRA, Dennis Hillen; confirm exact exemptions and consideration.
2025-05-21 to 2026-03-28	Rule 701 or compensatory issuance –	Common Stock	287,667 shares]	No cash consideration disclosed for several entries	Stock issued in lieu of services or compensation according to cap table notes. Confirm Rule 701 compliance and Form C disclosure.
2026-01-15 to 2026-03-13	Private offering / exemption to	Common Stock	600,000 shares	$75,000 shown, but one Igor Grati/Intexp entry appears arithmetically inconsistent	$0.15/share financing entries. Reconcile Igor Grati/Intexp LLC 200,000 shares at $0.15 with $15,000 paid.
2026-05-20	Private offering / exemption t	Common Stock	33,333.333 shares	$10,000	$0.30/share entry for Chester Griffiths, MD.

26. Related-party transactions.

[Other than share issuances as shown above as shown above, our CEO, Jodd Readick, has made cash advances and periodically paid expenses on behalf of the Company and is currently owed approximately $10,000. Our Chief Medical Officer, Chester Griffiths, MD, acquired 33,333,333 shares for $10,000 in May 2026.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes, but limited. The Company was formed in October 2024 and is an early-stage/pre-revenue or limited-revenue company.

28. Describe the financial condition of the issuer, including liquidity, capital resources, and historical results of operations.

We are a pre-revenue company and the historical results included are not indicative in any way of future results. If we were to receive the full $1,200,000, our present intention, which is subject to change based on the changing environment in our business, is to apply the funds as follows:

Tech Development	$240,000
Presales and Marketing	$240,000
Data Source Licensing	$180,000
MVP Definition	$180,000
Digital Marketing	$120,000
Office Infrastructure	$120,000
Legal and Recruiters	$120,000
TOTAL	**$1,200,000**

If we raise the target amount or any amount less than the maximum, we will prioritize tech development, allocate limited funds to the other categories and seek additional financing, of which there can be no assurance. Our priorities may change based upon managements assessments in the future.

We are currently extremely illiquid with only nominal cash and our future liquidity is largely dependent on this offering and other sales of our securities, none of which can be assured.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period since inception if shorter.

See attachments to be inserted:

- CPA Review Report: See included financial statement review report.
- Financial Statements for the required period(s): See financial statement review report.
- Selected financial data for Form C XML and cover page: None].

Selected financial data	Most recent fiscal year-end	
Total Assets	$3,737	$4,180
Cash & Cash Equivalents	$3,737	$4180
Accounts Receivable	0	)0
Short-term Debt	9,194	$9,194
Long-term Debt	0	0
Revenues/Sales	0	–0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income / (Loss)	$(13,351)	$(2,419)

Bad Actor Disqualification

30. Covered-person disqualification questions.

The issuer must obtain bad-actor questionnaires and certifications from all covered persons, including the issuer, predecessor and affiliated issuers, directors, officers, beneficial owners of 20% or more of outstanding voting equity securities, promoters connected with the issuer, any person paid or to be paid for solicitation of purchasers, and relevant control persons of any solicitor. The Company must answer each required item and explain any “Yes” response. This draft assumes no disqualifying events, subject to written certifications.

- Criminal convictions in connection with securities, false SEC filings, or regulated securities/intermediary businesses.
- Court orders, judgments, or decrees restraining securities, false-filing, broker, dealer, investment adviser, funding portal, or solicitation conduct.
- Final orders of state securities, banking, insurance, federal banking, CFTC, or NCUA regulators.
- SEC orders suspending, revoking, limiting, or barring participation in regulated securities activities or penny stock offerings.
- SEC cease-and-desist orders involving scienter-based anti-fraud provisions or Securities Act Section 5.
- Suspension or expulsion from a registered national securities exchange or affiliated securities association.
- Stop orders or investigations/proceedings involving registration statements or Regulation A offering statements within the applicable period.
- U.S. Postal Service false representation orders or related temporary restraining orders/preliminary injunctions.

The Company has completed the foregoing and there are no bad actor disqualifications

Other Material Information

In addition to the information expressly required by Form C, the Company should include any other material information presented to investors and any further material information necessary to make the required statements, in light of the circumstances under which they are made, not misleading. Counsel should review all investor decks, campaign pages, emails, scripts, social posts, videos, advertisements, webinars, FAQs, and portal pages for consistency with this Form C.

The investor materials include third-party quotes, ROI estimates, ARR projections, exit assumptions, potential acquirer names, and market-size estimates. These statements should be included only if the Company has a reasonable basis, can support the data, and determines with counsel that inclusion is appropriate. The offering should not include the optional 6% revenue-return feature unless the Company elects to offer that security or contractual right and counsel revises all documents accordingly.

Exhibits / Attachments

Category	Document	Status / note
Governance	Certificate of Incorporation	COI-Clarify AI, Inc-10-18-24.pdf [confirm final certified copy]
Governance	Bylaws	BYLAWS Clarify Executed.pdf
Securities	Subscription / Common Stock Purchase Agreement	Clarify Stock Purchase Agreement_Q2_2026_$0.30 Round.docx [revise for Reg CF portal mechanics and 2026 dates]
Financials	CPA reviewed financial statements and review report	Review Report at 12/31/25
Capitalization	Cap table / stock ledger summary	Cap Table as of May 31 2026.xlsx [reconcile date and entries]
Portal / Processing	CloudRaise / Colonial setup documents	CloudRaise Setup Package.pdf [confirm contractual role and intermediary]
Offering page	Offering page screenshots / campaign page / videos / transcripts	None
Testing-the-waters	Written communications and broadcast scripts	None
Other	Investor overview / corporate presentation	[None

Ongoing Reporting

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at ClarifyMyBill.com [confirm exact URL].

The issuer must continue to comply with ongoing reporting requirements until one of the termination conditions under Regulation Crowdfunding is satisfied, including that the issuer becomes subject to Exchange Act reporting, has filed at least one annual report and has fewer than 300 holders of record and total assets that do not exceed the applicable threshold, has filed at least three annual reports, the securities issued in reliance on Section 4(a)(6) have been repurchased or redeemed, or the issuer liquidates or dissolves its business in accordance with state law.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

CLARIFY AI, INC.

By:	______________________________________
Name:	Jodd Readick
Title:	CEO
Date:	9/25/2026

This Form C must be signed by the issuer, its principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. Counsel should confirm all required signatories before filing.

Appendix A - Draft Cap Table Summary

Draft summary based on uploaded spreadsheet. This appendix is for drafting and reconciliation only and should not be filed unless reviewed against the official stock ledger, board approvals, signed agreements, and transfer-agent records.

Holder	Notes	Total shares	% of outstanding
Jodd Readick	Founder, CEO	11,200,000	52.59%
Jon Dester (IRA)	Founder	6,000,000	28.17%
Jon Destler	Founder	445,000	2.08%
Allison Wertz Sing	Founder / CMO	937,500	4.40%
Chester Griffiths, MD	Founder / CMO	533,333.333	2.50%
Igor Grati / Intexp LLC		300,000	1.41%
Ron Schenchter	Rule 701 in lieu [confirm]	166,667	0.78%
Steve Scott	Advisor	100,000	0.47%
Dennis Hillen	Advisor	100,000	0.47%
Richard Grant		100,000	0.47%
Andy Topus		100,000	0.47%
Oleg Bujor		100,000	0.47%
Frank Hariton	Attorney / Rule 701 in lieu [confirm]	75,000	0.35%
Michelle Sotnikow (IRA)	Married to Harry	50,000	0.23%
Harry Benisatto (IRA)	Married to Michelle	50,000	0.23%
Dave Renz	Rule 701 in lieu [confirm]	18,000	0.08%
Eric Skiff	Rule 701 in lieu [confirm]	18,000	0.08%
Audrey Eaden	Rule 701 in lieu [confirm]	10,000	0.05%
Total		21,298,500.333	100.00%

At $0.30 per share, the uploaded cap table implies approximately $6,389,550 pre-money value before the $1,200,000 offering. A $1,200,000 offering would issue approximately 4,000,000 new shares, resulting in approximately 25,298,500 shares outstanding post-offering before any option pool, warrants, convertible securities, or other adjustments. Counsel and the Company should confirm whether to present a fully diluted capitalization table.